SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                                   ACCOM, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   00434 10 8
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                                 (CUSIP Number)

                            Katharine A. Martin, Esq.
                          Pillsbury Madison & Sutro LLP
                               2550 Hanover Street
                               Palo Alto, CA 94304
                                 (650) 233-4500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 10, 1998
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434-10-8     Amendment No. 2 to Schedule 13D       Page 2 of 5 Pages


1.       NAME OF REPORTING PERSON                               Michael Luckwell

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS                                                      PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              / /
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION                     United Kingdom
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  NUMBER OF         7.   SOLE VOTING POWER                             3,418,750
   SHARES
BENEFICIALLY             -------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER                                 -0-
    EACH
  REPORTING              -------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER                        3,418,750
    WITH
                         -------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER                            -0-

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                              3,418,750
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             / /
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                33.8%
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14.      TYPE OF REPORTING PERSON                                             IN
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

CUSIP No. 00434-10-8     Amendment No. 2 to Schedule 13D       Page 3 of 5 Pages


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------         -------------------------------------------------

         Michael Luckwell used personal funds to purchase the securities reported on this Amendment No. 2 to Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION.
------         ----------------------

         Mr. Luckwell purchased 2,500,000 shares of Accom Common Stock from the Issuer for an aggregate purchase price of $1,500,000. The purchase was completed pursuant to a Stock Purchase Agreement, a copy of which is attached hereto as
Exhibit 1. The purpose of Mr. Luckwell's acquisition of additional shares was to provide the Issuer with additional capital in connection with the purchase by the Issuer of substantially all of the assets of Scitex Digital Video, Inc. The Issuer purchased the assets of Scitex concurrently with the purchase of shares by Mr. Luckwell.

         In connection with the purchase of Accom Common Stock, Mr. Luckwell received the right, but not the obligation, to designate himself to be nominated as a director of the Issuer. Mr. Luckwell will retain this right so long as he owns at least 15% of the outstanding shares of Common Stock of the Issuer. Furthermore, in connection with the purchase of Accom Common Stock reported on this Amendment No. 2 to Schedule 13D, Mr. Luckwell received certain demand and piggyback registration rights. These registration rights are set forth in the Investor's Rights Agreement attached hereto as Exhibit 2.

         Mr. Luckwell has been advised by the Issuer that it has taken actions to amend the Issuer's Preferred Shares Rights Agreement, dated as of September 13, 1996, to permit Mr. Luckwell to acquire up to 3,425,000 shares of Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or the like). Mr. Luckwell has also been advised by the Issuer that his purchase of Accom Common Stock was approved by the Board of Directors for purposes of
Section 203 of the Delaware General Corporation Law.

CUSIP No. 00434-10-8     Amendment No. 2 to Schedule 13D       Page 4 of 5 Pages


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.
------         ------------------------------------

         According to the most recently available information furnished by Accom, Inc. to Michael Luckwell, there are approximately 10,125,164 shares of Common Stock issued and outstanding as of the date hereof.

         (a)      Amount beneficially owned:  3,418,750
                  Percent of class:  33.8%

         (b) The number of shares as to which Michael Luckwell has: (i) Sole power to vote or direct the vote: 3,418,750 shares; (ii) Shared power to vote or direct the vote: none; (iii) Sole power to dispose or direct the disposition of: 3,418,750 shares; (iv) Shared power to dispose or direct the disposition of: none.

         (c) Michael Luckwell purchased 2,500,000 shares of Accom Common Stock at a price per share of $0.60 from the Issuer in a private transaction on December 10, 1998. The purchase was completed pursuant to a Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 1.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
------         --------------------------------

         Exhibit 1. Stock Purchase Agreement, by and among Accom, Inc. and Michael Luckwell, dated December 10, 1998.

         Exhibit 2. Investor's Rights Agreement, by and among Accom, Inc. and Michael Luckwell, dated December 10, 1998.

CUSIP No. 00434-10-8     Amendment No. 2 to Schedule 13D       Page 5 of 5 Pages


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated as of January 3, 1999.


                                                /s/ Michael Luckwell
                                          --------------------------------------
                                                    Michael Luckwell